

September 24, 2014

Via E-mail
Mary Agnes Wilderotter
Chairman of the Board, President and Chief Executive Officer
Frontier Communications Corporation
3 High Ridge Park
Stamford, CT 06905

>   **Re: Frontier Communications Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 001-11001**

Dear Ms. Wilderotter:

We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

Consolidated Statements of Operations, page F-6

1.   Please present a selling, general and administrative expense line item in accordance with Rule 5-03(b)(4) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr., for

Larry Spirgel
Assistant Director